#2300 – 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

July 28, 2011

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

This Management Discussion & Analysis (“MD&A”) for Dorato Resources Inc. (the “Company” or “Dorato” or “we” or “us”) for the three months ended April 30, 2011 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of July 28, 2011, and compares its financial results for the three months ended April 30, 2011 to the same period of the prior year. This MD&A provides a detailed analysis of the business of Dorato and should be read in conjunction with the Company’s unaudited consolidated interim financial statements and the accompanying notes for the three months ended April 30, 2011. The Company’s reporting currency is the Canadian dollar, and all monetary amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding future anticipated property acquisitions, the content, cost, timing and results of future anticipated exploration programs, the anticipated discovery and delineation of mineral resources/reserves, proposed business and financing plans (including private placements of equity securities), anticipated business trends and potential future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to negotiate successfully for the acquisition of interests in mineral properties, the determination of applicable governmental agencies not to issue the exploration concessions applied for by the Company or excessive delay by the applicable governmental agencies in connection with any such issuances, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

All of the Company’s public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers

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are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

OVERVIEW

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. Commencing in the prior year, the Company is engaged in the acquisition, exploration and development of mineral properties, having received approval from the TSX Venture Exchange on April 24, 2008 to complete its change of business previously announced on November 19, 2007. The Company is an exploration stage company.

Our Business

We have entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) with several Peruvian Nationals and a Peruvian company to acquire options to earn a 100% interest in certain mineral claims located in Peru and to acquire certain mining concessions (the “Mineral Claims”) and for which Canadian regulatory approval was received on April 24, 2008. During the year ended January 31, 2010 and the period ended July 31, 2010, the Company entered into additional option agreements (David property, Marita Property and Cangaza Property), and for which Canadian regulatory approval were also received. Peruvian Government approval is required prior to exercising the option to acquire these properties and this approval is in the process of being obtained.

The material terms of the option agreements are as follows:

  We have fulfilled the commercial terms of the option to earn 100% interest in the Vicmarama Property. In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares. 250,000 shares were issued on TSX-V approval and an additional 250,000 shares were issued on April 16, 2009 and the remaining 250,000 shares were issued on November 17, 2009. We also agreed to pay US$250,000 as consideration for the Vicmarama Property and the final instalment of US$50,000 was paid on April 24, 2009. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in the Maravilla Property. In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,250,000 common shares, which have been issued. We also paid US$300,000 as consideration for the Maravilla Property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn a 100% interest in the Lahaina 1 Property. In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares. We also paid US$270,000 as additional consideration for the property. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  We have fulfilled the commercial terms of the option to earn 100% interest in the Lahaina 2 Property. In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX-V approval and an additional 500,000 shares

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  were issued on April 16, 2009. The remaining 750,000 shares were issued on November 17, 2009. We also agreed to pay US$400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  Dorato Peru S.A.C., a wholly-owned subsidiary of Dorato Resources Inc., also entered into an agreement with all of the shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the claims. Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of US$8,000,000 payable over 36 months. 3,000,000 shares were issued and US$1,000,000 was paid upon TSX-V approval in October 2007. In October 2008, the terms of the Afrodita option agreement were amended. Under the amended terms, the Company agreed to pay an additional US$2,000,000 (for a total cash consideration of US$3,000,000) and issue an additional 5,600,000 common shares (for total share consideration of 8,600,000 shares). An additional 4,700,000 shares were issued on January 2, 2009 and issuance of the final 900,000 shares was completed on April 16, 2009. The Company paid $US1,000,000 upon signing the amended agreement. Payments of US$250,000 were made on January 16, 2009, April 16, 2009 and June 15, 2009. The final payment of US$250,000 was made on October 14, 2009. Although the obligations to exercise the option under this agreement have been met, the option has not yet been exercised. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  On June 5, 2009, the Company entered into an assignment/option agreement to earn a 100% interest in the David Property. In order to earn a 100% interest we agreed to pay US$66,031 plus an additional consideration of US$5,000 on exercise of the option/assignment. The exercise of the option will be triggered by issuance of the Supreme Decree to the Company.

  On June 11, 2010, the Company entered into an option agreement to acquire a 100% interest in the Marita Property, (please see news release dated June 11, 2010). In order to earn the 100% interest we will pay US$200,000 within 10 days of TSX-V approval (approved on June 15, 2010 and paid) and issue an aggregate of 1,000,000 shares. 50,000 shares were issued on July 25, 2011, an additional 200,000 on or before June 15, 2012 and 750,000 on or before June 15, 2013. The exercise of the option is also subject to receipt of the Supreme Decree to be issued by the Peruvian Government.

  On July 7, 2010, the Company signed an option agreement to acquire 16 concessions (the “Cangaza Property”), subject to TSX Ventures Exchange approval (approved on July 13, 2010). In order to earn 100% interest, the Company has to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months. The material terms are as follows:

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	USD Cash Payments		Common shares

July 13, 2010	$30,000	(paid)
August 13, 2010			200,000	(issued)
On or before October 13, 2010	$40,000	(paid)
On or before November 13, 2010			200,000	(issued)
On or before April 13, 2011	$40,000	(paid)	200,000	(issued)
On or before July 13, 2011	$40,000	(paid)
On or before September 13, 2011			200,000
On or before January 13, 2012			250,000
	$150,000		1,050,000

There was no finder’s fee paid in connection with the acquisition of these mineral claims.

Cordillera del Condor Project

The Condor Gold-Copper Belt is centred on the Cordillera del Condor, a geological terrain that traverses the Peru-Ecuador border, extending for 200 km on a north-south trend. The belt represents one of the most important gold-bearing districts in the region since pre-Incan times.

On the Ecuador side of the border, historical small-scale, high-grade, gold production is reported to have exceeded 100,000 ounces (oz.) per year. Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 grams per tonne (g/t) gold) and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated resource of 0.58 million contained ounces gold at 12.4 g/t gold, plus inferred resources of 0.71 million contained ounces at 11.5 g/t gold).

In addition to being a major gold belt, the Cordillera del Condor Belt is a prolific copper-gold porphyry belt, well known for discoveries like Corriente Resources Inc.’s (now CRCC-Tongguan Investment Co., Ltd.) Mirador copper-gold porphyry deposit (438 million measured & indicated tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte copper-gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; and an inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold). There are two additional porphyry deposits 40 km to the north of Mirador, with Inferred resources of 463 Mt at 0.66 % Cu (Inferred Resource category as per CIM, 2005) at Panantza, and 600 Mt at 0.59 % Cu at San Carlos.

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR but has not been independently verified by us.

In contrast, the Peruvian portion, which geologically comprises approximately 45-50% of the Cordillera del Condor belt, is mostly unexplored. Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known mineralized trends as well as numerous placer and hard-rock gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

Dorato, through a series of option agreements detailed above, has the right to earn a 100% interest in approximately 950 square kilometers of exploration ground. The work program, operated by Minera Afrodita (Dorato has a right to acquire 100% of Minera Afrodita) has returned excellent drill and regional results to date, with discoveries of several significant, gold and copper-bearing systems.

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Regional Work - Project Pipeline

Regional work continues to advance additional targets for drill testing. In 2008, a total of 155 square kilometers were geochemically and geophysically screened in the Taricori Block, resulting in the identification of multiple high-priority targets. Phase II reconnaissance and prospecting began in early July 2009 on multiple gold targets identified during Minera Afrodita's 2008 work program. Phase III regional exploration began in July 2010 using airborne geophysical data collection to generate initial targets to be followed up with stream geochemical sampling. The regional airborne geophysical survey was completed in May, 2011 and collected the same magnetic and electromagnetic data as the 2008 airborne survey, with an additional radiometric component to potentially help identify porphyry mineralization. Magnetic, electromagnetic and radiometric data now covers 80 kilometers of strike length along the belt, or 90 000Ha.

Detailed review of the data has outlined 18 geophysical targets (see News Release of Dec 6, 2010), including the Lucero (T1) and Cobrecon (T4) targets. These new anomalies are being investigated on the ground with detailed silt and reconnaissance rock sampling and mapping. The targets are then re-prioritized based on the geochemical and geological results. More targets are likely to emerge as the geophysical data is further processed and reinterpreted as the anomalies are ground-proofed.

The targets are identified based on their anomalous magnetic and EM signatures. Using Lucero as a model, the magnetic highs with associated EM conductors are probably due to magnetite-pyrite skarn mineralization. Where there is skarn, there should be associated porphyry mineralization and possible sediment-hosted disseminated mineralization.

The first step in verifying the targets as prospective gold-copper mineralization is to collect close-spaced silt samples and reconnaissance rock samples from the creeks draining the anomaly. Each target will be first silt sampled moving progressively south along the concession block. Once results are received, soil samples and continuous rock samples will be collected from the most geochemically anomalous targets. The most robust soil and rock sample anomalies will then be drilled.

Minera Afrodita collected a total of 1,040 rock samples, 100 stream sediment samples and 857 soil samples during the 2009 program. A further 1,300 rock samples, 8 stream sediment samples, and 870 soil samples were collected during the 2010 exploration program., Sampling commenced again in late January 2011, with the continuation of soil and rock sampling at the Cobrecon (T4) Cu-Au porphyry target, which in April advanced to the drill stage. Regional targets up to T8 have now been silt sampled, with advance helipads completed to T13. A few reconnaissance rock and silt samples have also been collected from the Ponce Atunez block, near targets T16-18. To date in 2011 there have been 600 rocks, 971 soils, and 80 silt samples collected.

Taricori Gold Veins

Exploration, undertaken by Minera Afrodita in Peru, initially focused on drill-testing the Taricori gold-system and further defining gold mineralization targets throughout the extensive 950 square kilometer land-holding. The Taricori Gold Zone is a well-exposed, advanced target, where drill-testing has discovered significant gold mineralization. Management considers that this discovery, while significant, represents only a small fraction of the overall potential in the Cordillera. It is important to note that in this zone, the same permissive rocks and similar mineralization mapped in Ecuador continue across the border into Peru.

Mineralized vein channel samples within the Taricori Gold Zone, taken from historic mine tunnels where the veins were being exploited, have returned grades of up to 219.32 g/t gold and 1,669 g/t silver. Results from 210 vein rock channel samples, returned a mean grade of 11.54 g/t gold and 130.46 g/t silver. The gold enriched wall-rock channel samples highlight the potential for a bulk-tonnage target in addition to the high-grade, vein-

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hosted mineralization. Wall-rock samples from underground have returned grades up to 6.95 g/t gold and 193 g/t silver. Results from 256 wall-rock channel samples returned a mean grade of 1.36 g/t gold. These results presented include results received from sampling in 2009 (please see news release (NR) dated September 15, 2009). The true extent of the Taricori Zone mineralized system will only be determined through continued drill testing and sampling.

Phase I drilling in 2009 resulted in a total of approximately 2,455 metres for a total of 13 drill holes, drilled from 3 platforms. Drilling successfully discovered mineralization at depth in the dominant east-west structure, as well as encountering mineralized vein and stockwork zones in the hanging wall and footwall of this structure. Phase II drilling started in May 2010 and was completed in September, for a total of 38 drill holes and 7073 metres at Taricori.

This drilling in the western part of the main Taricori Zone indicates the main east-west trending zone of mineralization is structurally controlled along the contact between granodiorite of the Zamora Batholith and younger volcanic dacite and/or rhyolite. Here mineralization occurs as vein or fault material mixed with vein, consisting of massive sulphide mineralization ((pyrite-sphalerite (Zn) - Galena (Pb) +/- Chalcopyrite (Cu)), with locally coarse visible gold. In the eastern part of the main Taricori Zone, this structural zone moves through, and is predominantly within, the granodiorite, locally intruded by the dacite dikes. Included within the mineralized zone are smaller veins and fault material, as well as a larger, though lesser mineralized, altered zone containing similar disseminated and stringer sulphide mineralization with local rhodochrosite veining

Drilling to date at Taricori has defined a high-grade vein deposit, approximately 500 metres in strike length. Mineralization thins toward the east, but remains open at depth. Additional drilling to depth is hampered by topographical constraints, which limit the ability to further expand the mineralized zone at depth.

Drill testing of the easterly Taricori extensions (Canelo zone) returned weak results. Four holes totalling 1,393 metres were drilled between late August and October (please see news release NR10-19) and tested the core of the geophysical anomaly from the top of the ridge by drilling north and north-west into the anomalies, and from the base of the ridge by drilling east and southeast to test the system better at depth. The holes intersected only sporadic mineralization and the exploration focus shifted to Lucero.

Lucero Skarn and Porphyry

The Lucero discovery, located in the Taricori Block, was defined initially by coincident magnetic and electromagnetic geophysical anomalies and anomalous silt geochemistry. Follow-up rock sampling and trenching (48.9 metres grading 3.97 g/t gold and 0.25% copper) defined a mineralized zone 1,000 by 750 metres in size. Lucero is a 100% grass-roots discovery and was not previously exposed by informal miners. In 2010 and 2011, Minera Afrodita completed 25 drill holes totalling 5,975 metres. Results from Lucero have been included in eight news releases (NR09-13, NR09-17, NR10-15, NR10-20, NR11-01, NR11-2, NR11-4, NR11-5, and NR11-7). Lucero has three types of mineralization, all of which are interpreted to be porphyry-related:

Skarn Mineralization - Semi-massive and massive pyrite, pyrrhotite, chalcopyrite and magnetite, has formed within interbedded limestone-arenite and is the uppermost, near-surface layer at Lucero. Skarn mineralization covers 900 x 400 metres, with better grades focused within a 500 x 200 metre area. Best mineralization intersected to date is 60 metres grading 0.88 g/t gold and 0.53% copper, and 10.3 metres grading 1.38 g/t gold and 0.58% copper (NR11-01). Highlights are given in Table 1:

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Table 1 - Significant Intersections – Lucero Au-Cu Skarn

LUC-06 250/-50	From	To	Width	Au ppm	Cu %	Ag ppm
	17.00	48.50	31.5	0.62	0.32	5.77
including	17.00	19.30	2.30	0.82	0.2144	1.96
and	19.30	22.71	3.41	0.34	0.1010	0.75
and	22.71	33.00	10.29	1.38	0.5854	3.65
and	33.00	48.50	15.50	0.15	0.2167	8.86
LUC-08
285/-50	0.00	60.00	60.00	0.81	0.5320	6.49
including	20.65	39.45	18.80	1.62	0.6197	1.88
and	31.00	35.19	4.19	2.34	0.3868	0.92
and	38.30	39.45	1.15	5.52	4.6071	14.13
and	39.45	60.00	20.55	0.56	0.8400	11.44
and	77.60	97.96	20.36	0.27	0.1206	1.84
LUC-09
285/-75	14.74	16.50	1.76	2.72	0.1323	22.90
	18.30	38.46	20.16	0.78	0.2938	1.96
including	28.50	32.45	3.95	2.11	0.7260	4.17
and	35.27	35.62	0.35	6.82	0.7960	2.40
	77.19	84.00	6.81	0.36	0.2137	3.96
LUC-11
015/-50	34.77	57.78	23.01	0.672	0.1841	6.1
including	34.77	46.5	11.73	0.703	0.2253	2.36
and	52.8	57.78	4.98	1.325	0.2787	22.1
	76.25	89.10	12.85	0.535	0.2019	1.0
LUC-12
100/-85	51.92	55.40	3.48	2.13	0.001	2.44
	154.4	172.6	20.2	0.451	0.2682	2.5
	193.5	207.8	14.3	0.489	0.0699	0.8
LUC-13
105/-50	63.18	120.15	56.97	0.309	0.2020	6.0
and	169.65	183.21	13.56	0.230	0.1842	2.7
LUC-21
195/-70	0	28.00	28.00	1.26	0.8895	7.3
LUC-23
195/-70	0	14.75	14.75	0.805	0.4049	3.9

The surface skarn mineralization has been subjected to post-mineral erosion, such that the skarn thickness varies from 10 meters to 150 meters depending on topography. In the area where the best gold mineralization occurs, skarn-hosted mineralization has been eroded, preserving approximately 20-30 metres of mineralization. A conceptual geologic estimate of the resource at Lucero can be made assuming a consistent slab of skarn mineralization 25m thick and average grade of 1-1.5 g/t; the average specific gravity is assumed to be 3 (based on actual core measurements). Applying these figures to surface dimensions of 400 by 200m estimated that at Lucero there are about 6 million tonnes containing 190,000 to 280,000 ounces of gold. Note that, as per National Instrument 43-101 standards of disclosure, this estimate is conceptual in nature and there has been insufficient exploration to define a mineral

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resource; it is uncertain that further exploration will result in the target being delineated as a mineral resource. Dorato is focussed on discovery of a large, bulk-tonnage resource, and this conceptual estimate indicates Lucero is too small to warrant proving up this geologic estimate to the Inferred category with additional drilling. Therefore, no further exploration is planned by Minera Afrodita.

Sediment-Hosted Mineralization - Calcareous arenite underlies the main skarn horizon and contains disseminated and fine stockwork chalcopyrite-pyrite extending through the sequence and into the underlying granodiorite. This mineralization looked to be best north of the skarn zone, but drilling there failed to intersect significant grades.

Porphyry Copper-Gold Mineralization - Disseminated chalcopyrite hosted in strong potassic alteration, typical of porphyry copper-gold systems, extends below the arenite into the underlying Zamora granodiorite. High ratios of chalcopyrite to pyrite in drill core below the skarn indicate a porphyry system approximately one kilometer in diametre. Soil sample anomalies also define a porphyry target, with a northwest trend to the gold mineralization parallel to the trends seen at the Mirador/Mirador Norte porphyry deposits nearby in Ecuador. However, deep drilling to 500 metres depth failed to intersect significant copper grades in very weakly disseminated chalcopyrite. The presence of sparse disseminated pyrrhotite indicates a reduced (as opposed to oxidized) system, which rarely have economic mineralization.

No further drilling is planned at Lucero.

Cobrecon Cu-Au Porphyry

AngloGold completed work in this area in 2004-05, under an option agreement with Minera Afrodita. They explored the northern portion of the Cobrecon area, which they called Conguime. Their silt sampling outlined a broad geochemical anomaly, which Afrodita’s recent silt sampling later corroborated.

The Cobrecon Cu-Au porphyry target contains multiple anomalies over several kilometres and is the current drill target, with the initial, Phase I drilling completed on the northern anomaly. Zonation of the soil geochemical anomaly suggests three porphyry systems are present. Two of these, Cobrecon and Cobrecon Sur, are now well-defined at surface by ridge and crest soil sampling, while the latest discovery, Cobrecon Este, is still open to the east, pending soil results, but appears to be the same size as the other two anomalies based on the EM anomaly.

Porphyry systems are already known in the Ecuadorian Cordillera del Condor terrane with deposits such as Mirador, Panantza, and San Carlos (Corriente Resources) to the north, stretching over 40 km north-south from the border. These are significant deposits, with Mirador containing 609 MT at 0.58% Cu and 0.17 g/t Au Indicated, with additional Inferred resources of 281 Mt at 0.52% Cu and 0.15 g/t Au. The Panantza and San Carlos deposits, 40 km to the north of Mirador, contain 463 Mt of Inferred at 0.66 % Cu at Panantza, and 600 Mt at 0.59 % Cu at San Carlos. These are all classic calc-alkaline Cu-Au porphyries related to the emplacement of Late Jurassic subvolcanic intrusions into the late Middle Jurassic Zamora granite batholith. The identical geology occurs at Cobrecon.

Also in Ecuador, and to the south of Taricori and the Chinapintza District, El Hito and Santa Barbara represent two additional, albeit weakly mineralized, porphyry systems. The deposits have not been dated but are probably the same age as the Corriente porphyries. El Hito, situated on the Peruvian border just northwest of Cobrecon, contains copper mineralization in a coarse-grained quartz diorite to granodiorite stock. Valerie Gold drilled four core holes in 2000 in the central part of the deposit on the Ecuadorian side, which returned intersections up to 300 metres long grading about 0.3% Cu, with minor gold. Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito. Mineralization is described as occurring in stockwork zones in

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altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics. Results of trenching and drilling by Valerie Gold indicate a potential resources of >700,000 oz Au (21 million tonnes of approximately 1 g/t Au and 0.12% Cu). Note that, as per National Instrument 43-101 standards of disclosure, this estimate is conceptual in nature and there has been insufficient exploration to define a mineral resource; it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The Cobrecon and Cobrecon Sur anomalies are interpreted as two large porphyry copper-gold-molybdenum systems, each 1 X 3 km in size, and with northwest trends as seen in the porphyry deposits in Ecuador. Soil samples clearly outline two sub-parallel porphyry centres one kilometer apart. Widespread copper sulphides and oxides, and molybdenite, have been sampled at surface and assay up to 0.6% Cu and 0.5 g/t Au. Futher detailed rock sampling, as well as additional soil sampling, is underway to better define the centres of the systems.

Drilling with two rigs got underway at the northern anomaly, Cobrecon, in mid-April 2011, with 3215 metres completed in ten holes. Significant assay results are shown in Table 2; results are available for the first six holes of the program. The first four holes were drilled in oppositely directed pairs from two platforms in order to better determine the centre of the mineralization. The west-directed holes (CBC-03 and CBC-04) collared in mineralization but drilled out of it to the west and at depth - this suggests that holes CBC-01 to -04 are located close to the west edge of the porphyry system. East-directed holes (CBC-01 and CBC-02) intersected mineralization from near-surface to end of hole (ending in mineralization), suggesting that the porphyry system remains open to the east and at depth.

Holes CBC-05 and CBC-06 were drilled in the southeast area of the anomaly near some of the stronger surface sample results. Both holes were collared on, and drilled outward from, the centre of an early, mineralized, northwest trending dacite porphyry dike. This dacite is closely associated with mineralization, together with the breccia which post-dates it, and which hosts some of the best grades intersected to date. Hole CBC-06 intersected the highest-grade and most consistent mineralization to date, hosted within breccia, cross-cutting the dacite.

Hole CBC-05 intersected significant low-grade copper mineralization over 185 metres within the dacite. Mineralization within both holes occurs as chalcopyrite, which is finely disseminated within the dacite and coarsely disseminated within the matrix of the breccia. The better grades are associated with intense quartz stockwork and quartz-sericite alteration in the dacite, and potassic alteration within the breccia. Neither hole drilled out of the zone of quartz stockwork (hole CBC-05 ended in low-grade mineralization), and there is potential for more mineralization to the west.

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Table 2 - Significant Intersections – Cobrecon Northern Anomaly

Hole	From (m)	To (m)	Interval	Copper%	Moly (ppm)	Gold g/t	Silver g/t
CBC-01	0	20.5	20.5	0.1018	10.9	0.033	2.8
	20.5	121	100.5	0.1626	16.5	0.027	0.6
	163.11	183.7	20.59	0.1819	4.7	0.037	0.5
	240	405.47	165.47	0.1181	20.5	0.017	0.4
CBC-02	5.74	234	228.26	0.1607	15.7	0.041	0.7
including	5.74	108.25	102.51	0.1212	13.5	0.039	0.9
	108.25	234	125.75	0.1930	17.5	0.043	0.7
	234	264	30	0.1425	12.3	0.017	0.4
	346	430	84	0.1196	15.6	0.032	0.4
CBC-03	10.3	94	83.7	0.1558	27.0	0.039	0.6
CBC-04	0	61.65	61.65	0.1236	12.7	0.062	0.8
CBC-05	85.5	270.5	185.0	0.1154	16.3	0.023	0.5
and	344	361.5	36.15	0.1259	25.6	0.078	0.6
CBC-06	8.92	122.0	113.08	0.1786	12.0	0.135	1.0
including	21.7	85.5	63.8	0.2454	16.9	0.196	1.2

Royalty Agreement

On July 18 2008, the Company announced that it had entered into a royalty agreement with Franco-Nevada Corporation (TSX: FNV) (“Franco-Nevada”), wherein Franco-Nevada agreed to purchase 1,500,000 common shares as part of a 1,900,000 common share non-brokered private placement (at the time, approximately 5% of the issued and outstanding common shares of the Company) at a price of CAD$1.70 per common share. The price of CAD$1.70 represented a 15% premium over the 20-day average market price prior to the date of the news release. The private placement was completed in August 2008. Under the terms of the agreement, Franco-Nevada will be offered the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

Dorato agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from a portion of the option agreement land package covering approximately 152 square kilometers (the “Option”). The material terms of the Royalty Option Agreement are as follows:

  The Option will expire the sooner of: (a) the expiration or termination of the concessions and surrounding land packages or (b) sixty days following a decision to construct a mine;
  The Option may be exercised within sixty days following a decision to construct a mine by Dorato and/or its successor in interest together with a firm commitment to finance construction;
  The royalty rate shall be either a 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
  The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purposes of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7.5% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 11

Amended Royalty Agreement

Dorato and Franco-Nevada have entered into a certain Subscription Agreement dated March 31, 2009 pursuant to which Franco-Nevada agreed to purchase 2,000,000 units for $0.50 per Unit with each Unit to consist of one common share and one-half of one common share purchase warrant. Each full warrant entitling the holder to purchase one common share of Company at a price of $0.65 per share until March 31, 2011. As additional consideration for Franco's subscription, Dorato agreed to amend the July 18, 2008 Royalty Option Agreement to expand the size of the Mineral Property to which Franco's royalty will apply to 417 square kilometers.

Qualified Person and QA/QC

EurGeol, Keith J. Henderson, P.Geo., Dorato's President and CEO and a qualified person as defined by National Instrument 43-101, reviews and is responsible for the scientific and technical information that forms the basis of all public disclosures. Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all drilling, geophysics, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

The results of the geophysical survey were reviewed by the Company's External Consulting Geophysicist, who checked data quality during collection and completed a detailed interpretation of the data.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, currently in Peru. Due to the nature of the Company's proposed business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no known resource, and there are no known reserves, on any of the Company's properties. The vast majority of exploration projects do not result in the discovery of

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 12

commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Insufficient Financial Resources/Share Price Volatility: The Company has sufficient financial resources to undertake all of its planned acquisition, exploration and development programs in the financial year ending January 31, 2012. In the future, the Company's ability to continue its exploration, assessment, and development activities depends in primarily on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements, sale of assets or some combination of these or other means. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. The Company's priority is to maintain its Peruvian properties (all of which have holding costs during the financial year ending January 31, 2012). In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those reflected in its current financial statements.

Recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company's ability to fund its working capital and other capital requirements. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and into 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition,

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 13

general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly junior resource exploration companies such as the Company. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company's access to additional capital may not be available on terms acceptable to the Company or at all.

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company's securities) to sell such securities at any price. As a consequence, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company's common shares will not occur, or that such fluctuations will not materially adversely impact on the Company's ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Mining Industry is Intensely Competitive: The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 14

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Foreign Countries and Political Risk: All of the mineral properties held by the Company are located in Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company's business in that country. Any changes in regulations or shifts in political conditions including those due to the recent change in government are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company's operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such country, the Company also maintains accounts in U.S. dollars and Peruvian nuevo soles. The Company's operations in Peru and its proposed exploration expenditures in such country are denominated in either local currencies or U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company's financial position and results.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners (as with many of the Company's properties), it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 15

agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction. The Company has not yet been successful in negotiating any formal surface access agreement

Title Matters: The Company cannot guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. The process of acquiring exploration concessions involves an application process (which can be quite lengthy) and, until title to an exploration concession is actually granted, there can be no assurance that an exploration concession which has been applied for will be granted (especially as it is not always possible to determine if there are prior applications over the same ground). Many of the exploration concessions for which the Company (or the optionee(s) from whom it holds an option to acquire an interest in an exploration concession) has applied in Peru, have not yet been granted, and the Company cannot provide any estimate of the time likely to complete any such applications or the likelihood of any of such applications being granted.

Acquisition of Mineral Concessions under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. The Company does not presently have the financial resources required to make all payments and complete all expenditure obligations under its all of its various property acquisition agreements over their full term. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 16

additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

Limited Experience with Development-Stage Mining Operations: The Company has very limited experience in placing mineral resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Uncertainty of Resource Estimates/Reserves: Unless otherwise indicated, mineralization figures presented in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The resource estimates contained in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver, copper, iron or other metals may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition. The Company has not established the presence of any resources or any proven or probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish any resources or proven or probable reserves at the Company's properties. The failure to establish proven or probable reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 17

determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Enforcement of Civil Liabilities: As substantially all of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

The Company may be a "passive foreign investment company" under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in the Company's common shares that are U.S. taxpayers: Investors in the Company's common shares that are U.S. taxpayers should be aware that the Company believes that it has been in prior years, and expects it will be in the current year a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code (a "PFIC" ). If the Company is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any "excess distributions" (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a "qualified electing fund" (a "QEF" ) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of the Company's "net capital gain" and "ordinary earnings" (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a "mark-to-market election" if the Company is a PFIC and the Common Shares are "marketable stock" (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer's adjusted tax basis in the Common Shares.

Due to the extreme complexity of the PFIC rules and the potentially materially adverse consequence to a shareholder that is a U.S. taxpayer of the Company being a PFIC, it is critical that each shareholder that is a U.S. taxpayer consult with that shareholder's U.S. tax adviser before undertaking any transactions in the Company's shares.

Outlook

Drilling of the Cobrecon Sur target will begin on completion of drilling at Cobrecon (north) and upon receipt of appropriate permits from Peruvian authorities.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 18

Regional silt and rock sampling will continue over the geophysical targets. The main focus for the upcoming period will be in the northern block, east of the Fruta del Norte deposit.

There is no guarantee that the Company will meet working capital requirements on a continued basis.

The Company has been reviewing a number of project submittals, primarily gold projects, in other belts and jurisdictions. To date, none of the submittals reviewed have merit beyond minimal property investigation expenditure (defined as up to US$150,000). The Company remains strongly focussed on the Cordillera Del Condor project, but will continue to seek out and evaluate high-quality gold and copper exploration projects to add to its project pipeline to ensure appropriate growth for the Company.

Summary of Quarterly Results (IFRS)

	Three Months Ended
	April 30,	January 31,	October 31,	July 31,
	2011	2011	2010	2010
	IFRS	IFRS	CDN GAAP	CDN GAAP
Total assets	$18,962,497	$21,168,408	$39,062,983	$39,320,682
Working capital	4,320,821	6,461,170	8,462,240	11,403,804
Net loss for the period	(3,855,361)	(5,546,524)	(667,280)	(1,409,998)
Basic and diluted income (loss) per share	(0.05)	(0.08)	(0.01)	(0.02)

	Three Months Ended
	April 30,	January 31,	October 31,	July 31,
	2010	2010	2009	2009
	IFRS	CDN GAAP	CDN GAAP	CDN GAAP
Total assets	$27,862,878	$40,384,823	$24,180,810	$24,595,920
Working capital	13,921,502	15,572,151	2,067,771	3,843,690
Net loss for the period	(1,696,606)	(995,786)	(663,103)	(600,734)
Basic and diluted income (loss) per share	(0.02)	(0.02)	(0.01)	(0.01)

Liquidity and Capital Resources

Cash and cash equivalents were $4,552,096 as at April 30, 2011 compared to $6,904,719 as at January 31, 2011. As at April 30, 2011 the Company had a working capital of $4,320,821 compared to working capital of $6,461,170 as of January 31, 2011.

During the year ended January 31, 2011, the Company:

  Issued 2,191,940 common shares pursuant to the exercise of stock options for total proceeds of $1,356,912
  Issued 2,327,500 common shares pursuant to the exercise of warrants for total proceeds of $1,572,875.

During the period ended April 30, 2011, the Company:

  Issued 270,000 common shares pursuant to the exercise of stock options for total proceeds of $155,000
  Issued 2,362,000 common shares pursuant to the exercise of warrants for total proceeds of $1,535,300.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 19

The Company has not entered into any long-term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Note 6 in the Company’s consolidated financial statements for the period ended April 30, 2011.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiary for their immediate operating needs in Peru, all of the Company’s cash and cash equivalent reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s on-going operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirers of any such interest(s). This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects. When acquiring an interest in mineral properties through purchase or option the Company will from time to time issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash (the majority of the Company’s outstanding option agreements require the issuance of common shares of the Company, as opposed to cash payments, to the vendors thereof).

At the present time, the Company does not contemplate that it will be necessary to institute any additional specific cost saving measures or reductions in staff or consultants, or drop any additional properties, in response to current conditions in the equity or credit markets. The Company is conserving its working capital to the extent possible while still focussing on the development of its Peruvian mineral properties.

The Company expects that it will operate at a loss for the foreseeable future, however it should not require additional financing to fund its planned exploration of our current mineral properties and to continue its operations (including general and administrative expenses) for its 2011 fiscal year. There is significant uncertainty that the Company will be able to continue to secure additional financing in the current equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Selected Annual Financial Information (IFRS)

	April 30, 2011	January 31, 2011	January 31, 2010
Operating Expenses	$4,261,800	$13,993,208	$14,359,323
Loss for the year	(3,855,361)	(13,728,240)	(14,590,939)
Loss per Share – Basic and Diluted	(0.06)	(0.20)	(0.28)
Total Assets	18,962,497	21,168,408	29,425,738
Long Term Liabilities	-	-	-
Cash Dividends Declared	-	-	-

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 20

Results of Operations

Three months ended April, 2011 compared to the three months ended April 30, 2010

A net loss of $3,855,361 for the three months ended April 30, 2011 was incurred compared to a net loss of $1,696,606 in the same period last year. The increase in the net loss was due mainly to a foreign exchange gain of $69,007 (2010 – foreign exchange loss of $14,577) resulting from changes in the value of Peruvian currency in relation to the Canadian dollar. Other significant comparative changes offsetting the foreign exchange gain (loss) are as follows:

Exploration and evaluation costs of $2,986,765 were incurred during the current period compared to $1,039,326 recorded in the same period of prior year. The increase in mainly due to intensive drilling on the Cordillera del Condor project.

Investor relations expenses of $281,742 were incurred during the current period compared to $177,534 recorded in the same period last year. The increase is due to increased marketing efforts as the project activities increased. This category also includes $54,499 (2010 - $47,410) of stock-based compensation.

Professional fees of $98,038 (2010 - $78,382) increased primarily due to higher financial reporting and audit costs. Regulatory fees of $18,387 (2010 - $57,232) decreased due to the application and first year fees associated with listing the Company’s stock in the US OTC market in the prior period.

No property investigation costs were incurred in the current period compared to $26,895 recorded in the same period last year.

Wages and benefits of $215,536 were incurred in the current period compared to $Nil in the same period of prior year. The increase in the current period was due to an increase in personnel required for the exploration projects, including the hiring of a new V.P. Exploration.

Transactions with Related Parties

During the three months period ended April 30, 2011, the Company entered into the following transactions with related parties:

		Purpose of
Name	Relationship	transaction	Amount
Acuitas Consulting Ltd.	Company controlled by the President and CEO of the Company	Consulting	$49,800
Winslow Associates Inc.	Company controlled by the CFO of the Company	Consulting	$15,000
Marla K. Ritchie	Corporate Secretary	Consulting	$6,000
Carlos Balong Barraza	Director of the Company	Consulting	$43,829
Anton Drescher	Director of the Company	Consulting	$6,000
Mark Cruise	Director of the Company	Consulting	$6,000
Gordon Neal	Director of the Company	Consulting	$6,000
Cardero Resource Corp.	Company with common officers and directors	Office and miscellaneous	$30,737
		Consulting	$3,000
		Investor relations	$10,261
		Exploration and evaluations costs	$38,603

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 21

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions where the board of directors or senior management believe that confirmation of the decision by the board is probable or with which the board and senior management have decided to proceed.

Changes in Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting or any other factors during the three months ended April 30, 2011, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include accrual of liabilities, rates of amortization of property and equipment, impairment and recoverability of exploration and evaluation expenditures, amounts of provisions for environmental rehabilitation, assumptions used to determine the fair value of share-based payments, and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Changes in Accounting Policies, Including Initial Adoption

Please refer to Note 13 of the April 30, 2011 unaudited condensed interim financial statements for a comprehensive list of the accounting policies adopted upon transition to IFRS.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the expected maturity of these consolidated financial instruments. The fair values of amounts due to related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 22

Cash and equivalents	2011	2010

Held at a major Canadian financial institution	$4,503,424	$6,879,002
Peruvian financial institution	48,672	25,717
	$4,552,096	$6,904,719

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment- grade ratings by a primary ratings agency.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements and at April 30, 2011, the cash and cash equivalents balance of $4,552,096 will likely be sufficient to meet the needs for the coming year. Liabilities as at April 30, 2011 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$228,346	$-	$-	$228,346
Due to related parties	129,088	-	-	129,088
	$357,434	$-	$-	$357,434

Liabilities as at January 31, 2011 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$334,300	$-	$-	$334,300
Due to related parties	208,483	-	-	208,483
	$542,783	$-	$-	$542,783

Liabilities as at February 1, 2010 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$345,398	$-	$-	$345,398
Due to related parties	42,308	-	-	42,308
	$387,706	$-	$-	$387,706

c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 23

i.	Interest rate risk

Interest rate risk consists of the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents consists of cash and cash equivalents held in bank accounts that earn interest at variable interest rates. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

ii.	Foreign currency risk

The Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Peruvian soles. The Company has not entered into any foreign currency contracts to mitigate this risk, as it believes this risk is minimized by the amount of cash held in this foreign jurisdiction. The Company’s sensitivity analysis suggests that a consistent 5 basis point change in the rate of exchange (i.e., from 1.00:1.00 to 1.05:1.00) would change foreign exchange gain or loss by approximately $4,223.

iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

Subsequent Events

Subsequent to April 30, 2011:

a)

The Company announced on July 7, 2011, that it has entered into an agreement with M Partners Inc. (“the Agent”) to raise on a best efforts private placement basis up to $3 million through the issuance of up to 15,000,000 units of the Company at a price of $0.20 per unit (“the Unit”). Each Unit of the Company shall consist of one common share and one half common share purchase warrant, each whole warrant exercisable to acquire one additional common share at a price of $0.35 per common share, for a period of 24 months after the closing date of the private placement. The Agent. will have the option to increase the size of the offering up to an additional $1 million (additional 5,000,000 units). The Company will pay the Agent a cash commission equal to 7% of the gross proceeds from the sale of the Units. In addition, the Agent will receive broker warrants equal to 7% of the number of Units sold under the Private Placement, with each broker warrant being exercisable at any time for one common share of the Company at the issue price of $0.205 for a period of 24 months following the Closing. All securities issued in connection with the Private Placement will be subject to a minimum four month hold period.

b)	On July 14, 2011, the Company paid US$40,000 and on July 22, 2011 the Company issued 200,000 common shares pursuant to the option agreement for the Cangaza Property in Peru (note 6(viii)).

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 24

c)	On July 25, 201, the Company issued 50,000 common shares pursuant to the acquisition of the Marita Property in Peru (note 6(vii)).

Evaluation of Disclosure Controls and Procedures and Internal Controls

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at April 30, 2011 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of April 30, 2011, the disclosure controls and procedures were effective. However, Management and the Board recognize that no matter how well designed the Company’s control systems are, such controls can only provide reasonable assurance, not absolute assurance, of detecting, preventing and deterring errors.

The Company has also taken steps to further strengthen all internal controls involving transactions with related parties or companies, including the transfer to and use of funds by its subsidiary (see news release July 30, 2009)

Disclosure of Outstanding Share Data (as at July 28, 2011)

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	76,139,977	$55,219,506

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date
217,885	$1.05	July 26, 2011 (note below)
575,000	$0.45	October 30, 2011
1,375,000	$1.09	January 29, 2012
1,825,000	$0.85	May 27, 2012
150,000	$1.35	November 3, 2012
1,500,000	$1.20	January 25, 2013
5,642,885

Note – Agent’s options

1.	Warrants Outstanding:

Number	Exercise Price	Expiry Date
5,459,588	$1.65	July 26, 2011
2,380,501	$1.65	July 29, 2011
7,840,089

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 25

Disclosure of Management Compensation

In accordance with the requirements of Section 19.5 of TSXV Policy 3.1, the Company provides the following disclosure with respect to the compensation of its directors and officers during the three months period ended January 31, 2011:

			Amount Paid/
Name of Director/Officer	Position	Category	Accrued
Keith Henderson	Director, President & Chief Executive Officer	Consulting Fees	$49,800
Michael Kinley	Chief Financial Officer	Consulting Fees	$15,000
Marla Ritchie	Corporate Secretary	Consulting Fees	$6,000
Carlos Ballon Barraza	Director	Consulting Fees	$43,829
Anton Drescher	Director	Directors’ Fees	$6,000
Mark Cruise	Director	Directors’ Fees	$6,000
Gordon Neal	Director	Directors’ Fees	$6,000

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company’s consolidated financial statements for the year ending January 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. The Company has adopted IFRS on February 1, 2011 with a transition date of February 1, 2010. Under IFRS 1, First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit, and IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

(a)	Share-based payment transactions

IFRS 1 allows that a first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at February 1, 2010, being the transition date.

IFRS 2 and Canadian GAAP are largely converged, with the exception of two main differences affecting the Company’s stock option grants. IFRS 2 does not allow straight-line amortization of share-based payments related to stock options granted with a graded vesting schedule. The attribution method is required which effectively splits the grant into separate units for valuation purposes based on the vesting schedule. Additionally, IFRS 2 requires the incorporation of an estimate of forfeiture rates. Under Canadian GAAP, the Company’s policy was to account for forfeitures as they occurred.

(b)	Business Combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after February 1, 2010.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 26

(c)	Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has applied IAS 27 prospectively.

(d)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Impacts of policy selection and application of IFRSs

(e)	Mineral exploration costs

Similar to Canadian GAAP, IFRS allows the choice of either capitalizing or expensing exploration and evaluation costs related to mineral exploration. Under Canadian GAAP, the Company’s policy was to capitalize mineral exploration costs which included such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase.

Under IFRS, the Company’s policy is to charge exploration and evaluation costs incurred in the exploration phase to profit and loss until certain criteria have been met (see Note 2).

Reconciliation to previously reported financial statements

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. A reconciliation of the above noted changes is included in the following consolidated statements of financial position and operations and comprehensive loss for the dates and periods noted below.

•	Transitional Consolidated Statement of Financial Position reconciliation – February 1, 2010
•	Consolidated Interim Statement of Financial Position reconciliation – April 30, 2010.
•	Consolidated Interim Statement of Operations and Comprehensive Loss reconciliation – April, 2010.
•	Consolidated Statement of Financial Position reconciliation – January 31, 2011
•	Consolidated Statement of Operations and Comprehensive Loss reconciliation – January 31, 2011.

Reconciliation of the condensed consolidated interim statement of cash flows

The main impact of the transition to IFRS on the consolidated statements of cash flows for the three months ended April 30, 2010 and year ended January 31, 2011, respectively, is an increase of cash flows used in operating activities by $1,053,822 and $9,731,408, respectively, and a corresponding decrease of cash flows used in investing activities of the same amount. The change is due to the Company’s policy under IFRS for exploration and evaluation costs (see (e) above) which differs from the previous treatment under Canadian GAAP.

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 27

The February 1, 2010 Canadian GAAP condensed consolidated statement of financial position has been reconciled to IFRS as follows:

	February 1, 2010	Effect of Transition		February 1,
		to IFRS	Ref	2010
	CAN GAAP			IFRS
ASSETS
Current
Cash	$15,868,072	$-		$15,868,072
Accounts receivable	75,941	-		75,941
Prepaid expenses	15,844	-		15,844
	15,959,857	-		15,959,857

Property and equipment	72,424	-		72,424
Exploration advances	108,890	-		108,890
Interests in exploration properties	24,243,652	(10,959,085)	(e)	13,284,567
	$40,384,823	$(10,959,085)		$29,425,738

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$345,398	$-		$345,398
Due to related parties	42,308	-		42,308

	387,706	-		387,706

Shareholders' equity
Capital stock	49,160,012	-		49,160,012
Share-based payment reserve	4,690,878	26,786	(a)	4,717,664
Deficit	(13,853,773)	(26,786)	(a)	(24,839,644)
		(10,959,085)	(e)
	39,997,117	(10,959,085)		29,038,032

	$40,384,823	$(10,959,085)		$29,425,738

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 28

The April 30, 2010 Canadian GAAP condensed consolidated interim statement of financial position has been reconciled to IFRS as follows:

	April 30, 2010	Effect of Transition	Ref	April 30, 2010
		to IFRS
	CAN GAAP			IFRS
ASSETS
Current
Cash	$14,036,223	$-		$14,036,223
Accounts receivable	45,777	-		45,777
Prepaid expenses	60,762	-		60,762
	14,142,762	-		14,142,762

Property and equipment	73,513	-		73,513
Exploration advances	362,036	-		362,036
Interests in exploration properties	25,282,978	(11,998,411)	(e)	13,284,567
	$39,861,289	$(11,998,411)		$27,862,878

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$163,099	$-		$163,099
Due to related parties	58,161	-		58,161

	221,260	-		221,260

Shareholders' equity
Capital stock	49,593,328	-		49,593,328
Share-based payment reserve	4,543,258	41,282	(a)	4,584,540
Deficit	(14,496,557)	(41,282)	(a)	(26,536,250)
		(11,998,411)	(e)
	39,640,029	(11,998,411)		27,641,618
	$39,861,289	$(11,998,411)		$27,862,878

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 29

The April 30, 2010 Canadian GAAP condensed consolidated statement of operation and comprehensive loss has been reconciled to IFRS as follows:

	April 30, 2010	Effect of Transition	Ref	April 30, 2010
		to IFRS
	CAN GAAP			IFRS
EXPENSES
Amortization	$5,198	$-		$5,198
Consulting	151,624	-		151,624
Exploration expenditures	-	1,039,326	(e)	1,039,326
Investor relations	163,038	14,496	(a)	177,534
Office and miscellaneous	68,987	-		68,987
Professional fees	78,382	-		78,382
Property investigations	26,895	-		26,895
Regulatory	57,232	-		57,232
Travel and promotion	76,851	-		76,851

Loss before other item	(628,207)	(1,053,822)		(1,682,029)

OTHER ITEM
Loss on foreign exchange	(14,577)	-		(14,577)

Net loss and comprehensive loss for the period	$(642,784)	$(1,053,822)		$(1,696,606)

Basic and diluted loss per share	$(0.01)			$(0.0

Weighted average number of shares outstanding	68,664,186			68,664,186

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 30

The January 31, 2011 Canadian GAAP condensed consolidated statement of financial position has been reconciled to IFRS as follows:

	January 31, 2011	Effect of Transition	Ref	January 31,
		to IFRS		2011
	CAN GAAP			IFRS
ASSETS
Current
Cash	$6,904,719	$-		$6,904,719
Accounts receivable	70,821	-		70,821
Prepaid and other expenses	28,413	-		28,413

	7,003,953	-		7,003,953

Property and equipment	62,391	-		62,391
Exploration advances	111,579	-		111,579
Interests in exploration properties	34,690,834	(20,700,349)	(e)	13,990,485

	$41,868,757	$(20,700,349)		$21,168,408

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$334,300	$-		$334,300
Due to related parties	208,483	-		208,483

	542,783	-		542,783

Shareholders' equity
Capital stock	53,339,099	-		53,339,099
Share-based payment reserve	5,837,480	16,930	(a)	5,854,410
Deficit	(17,850,605)	(16,930)	(a)	(38,567,884)
		(20,700,349)	(e)
	41,325,974	(20,700,349)		20,625,625

	$41,868,757	$(20,700,349)		$21,168,408

DORATO RESOURCES INC.
Management Discussion & Analysis
Period Ended April 30, 2011	Page 31

The Canadian GAAP unaudited consolidated statement of operations and comprehensive loss for the year ended January 31, 2011 has been reconciled to IFRS as follows:

	January 31,	Effect of Transition	Ref	January 31, 2011
	2011	to IFRS
	CAN GAAP			IFRS

EXPENSES
Amortization	$21,682	$-		$21,682
Consulting	2,002,486	-		2,002,486
Exploration expenditures	-	9,741,264	(e)	9,741,264
Investor relations	861,887	(9,856)	(a)	852,031
Office and miscellaneous	343,194	-		343,194
Professional fees	476,101	-		476,101
Property investigations	37,750	-		37,750
Regulatory	108,731	-		108,731
Travel and promotion	270,628	-		270,628
Wages and benefits	139,341	-		139,341

Loss before other item	(4,261,800)	(9,731,408)		(13,993,208)

OTHER ITEM
Gain on foreign exchange	259,129	-		259,129
Interest income	5,839	-		5,839
	264,968	-		264,968

Net loss and comprehensive loss for the year	$(3,996,832)	$(9,731,408)		$(13,728,240)

Basic and diluted loss per share	$(0.06)			$(0.2

Weighted average number of common shares outstanding	69,372,422			69,372,422